Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

 Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

            email lwb@burninglaw.com

August 25, 2010

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C.  20549

Attention:

H. Christopher Owings

Re:

Network Dealer Services Holding Corp.

Amendment No. 1 to Form 10-12G

Filed July 15, 2010

File No. 000-53984

Dear Mr. Owings:

I have been retained by Network Dealer Services Holding Corp. (the “Company”) to respond to your letter under date of July 29, 2010, regarding the Company and the above referenced filing.  References like “we,” “our,” “us” and similar words herein refer to the Company, and not the undersigned lawyer, unless specifically indicated otherwise.

Management’s Discussion and Analysis of financial Condition and Results of Operations, page 15.

Results of Operations, page 15

For the three month periods ended March 31, 2010 and 2009, page 15

Comment No. 1.  We note your disclosure that anticipated third quarter sales growth combined with your planned capital raise will remove the risk associated with substantial doubt of your ability to continue as a going concern.  In this regard, please expand your results of operations disclosure to describe the specific product or services that will contribute to the anticipated sales growth, and

August 25, 2010

quantify the amount of revenue attributed by such products or services to date.  In addition, please disclose whether or not you have received firm commitments from investors or significant shareholders to fund your capital investment.

Response:  The Company has secured agency agreements with auto dealerships to sell insurance products through National Auto Care for extended service contracts.  We anticipate selling at least 90 contracts per month commencing in August, 2010, based upon recent historical sales data from the contracted dealerships.  This will result in estimated additional revenue commissions to us in the amount of at least $11,000 per month.  In addition, we have begun to receive commissions from the sale of GAP contracts from agency relationships entered into with automobile dealerships.  These agency relationships are estimated to result in revenues of at least $3,600 per month based on current volume.  Also, we are receiving commissions from the sale of two products related to Identity Theft and Ultra Care Vehicle Maintenance.  These commissions are estimated to result in at least $5,350 per month in commission revenue.  Increased revenues from a new marketing and media campaign are also estimated to add even more revenue.  These revenues are estimated to contribute at least $5,000 per month and consist of per unit printing and marketing fees.  The total new anticipated estimated revenues from these relationships and products are projected to be approximately $25,200 per month beginning in August, 2010.  We have also identified and are in discussions with an investor to secure the capital commitment that we are seeking to implement our planned future operations, though we have not entered into any firm commitment or other arrangements or understandings.  This information has been added to the Form 10A-2 following the referenced comment.

Liquidity, page 15

Comment No. 2.  We note your revised disclosure concerning comment 16 in our letter dated June 15, 2010.  As previously requested, please expand your liquidity disclosure to describe the underlying causes for material changes in operating cash flows.  In this regard, when preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers, rather than merely describe items identified on the face of the statement of cash flows.  We refer you to Instruction 4 to Item 303(a) of Regulation S-K and Section IV.B.1 of SEC Release 33-8350.

Response:  Our net cash from operating activities decreased $412,993 in 2009 to ($407,471).  This decrease was primarily driven by the one-time payment of $400,000 in professional fees paid to Smith Consulting Services, Inc. for the consulting services agreement more fully described in item 1.  The $400,000 payment came from shareholder loans described below, in this response and in Item 7.

Liquidity declined in the first quarter of 2010 due to our operating losses for the quarter.  We incurred additional operating expenses in anticipation of the increased costs of managing a publicly-held company.  Legal and accounting fees have increased due to the requirements imposed on a public company.  Also, we are incurring costs necessary to seek investment capital and to implement our business plan outlined in Item 1 hereof.  All of these commitments are in anticipation of first round funding that is expected sometime prior to the end of 2010.

August 25, 2010

The following are the principal reasons for the increases and decreases in the Results of Operations in the periods reported, which is already contained in the discussion of Results of Operations:

1.

Revenues are down over a year ago due to the lagging effects of the recession.  Many automobile dealers have eliminated advertising and marketing entirely for a period of time, and have delayed the implementation of F&I product changes.  Also, the demand for business development center services is significantly down over a year ago.

2.

Cost of goods sold have increased over a year ago due to a workload shift from general and administrative costs to cost of sales that more precisely attributes direct production costs in determining gross profit margins.

3.

Professional fees decreased due to the termination of the SCS Consulting Agreement.

4.

General and administrative costs decreased over a year ago, also due to a workload shift from general and administrative costs to cost of sales referenced in item 2 of this discussion.

5.

Interest expense has declined due to the expiration of certain capital leases over a year ago.  Related entity obligations have been reduced and/or eliminated resulting in a significant reduction in imputed interest charges.

We have met our cash flow needs by obtaining loans or advances from shareholders (or members) and from our related party, Great Western.  These loans and relationships are fully discussed in Item 1 under the heading “Dependence on One or a Few Major Customers” and in Item 7 under the heading “Shareholder (or Members) Related Party Advances).  Those transactions can be summarized as follows: During fiscal years 2008 and 2009, the largest aggregate amount of principal outstanding for the shareholder loans during 2009 were $303,512 to R. Shane Griffin and $303,512 to Joshua A. Griffin. $400,000 of those amounts were loans made to us for the purpose of entering into the SEC Consulting Agreement and for payment of the consulting fees due to SCS thereunder.  Our liquidity improved as a result of these shareholders forgiving $607,025 in shareholder loans by converting those loans to equity. No additional shareholder loans have been made since.

In addition to these shareholder (or members) loans, Great Western advanced us funds at various times during the quarter ended March 31, 2010, and the fiscal years ended December 31, 2009, 2008 and 2007.  $45,389 was advanced during the quarter ended March 31, 2010; and during the years ended December 31, 2009, 2008 and 2007, Great Western advanced us the aggregate amounts of $469,848, $124,401, and $222,184, respectively.  Similar to the shareholder (or members) loans, these debts created a liquidity problem for the Company.   These debts were also forgiven by a conversion to equity through the same shareholders.  During fiscal 2009, Great Western forgave amounts payable of $567,912.  Our liquidity was greatly improved as a result of such debt forgiveness.

August 25, 2010

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 24

Transactions with Related Persons, page 24

Comment No. 3.   For each of the shareholder loans, related party payables, and expenses paid by Great Western, please provide the following information:

•

Include the information required by Item 404 of Regulation S-K for transactions during 2020;

•

Provide the name of the related person and the basis on which the person is a related person;

•

Quantify the amount of the loans and payables for each related party; and

•

Describe the business purpose of the loans and payables, and explain what type of expenses Great Western paid.

Response:  There are currently no shareholder loans.  All prior member loans were loans from the members of Red Foxx Solutions, LLC and were converted to equity in preparation for and in conjunction with the Merger described in Form 10A.  The shareholder loans that were converted to equity at that time were loans from Joshua Griffin and Shane Griffin, each of whom held a 50% interest in Red Foxx Solutions, LLC and who currently hold approximately 87% of the outstanding shares of the Company.

There appears to be some confusion relating to payments described in Item 7 as related party payables, expenses paid by Great Western, or loans to the Company by Great Western.  Item 7 has been amended to clarify that these all refer to advances from Great Western to the Company.  Great Western Holding Company, Inc. (“Great Western”) is the related party based on the fact that it is solely owned by Joshua A. Griffin and R. Shane Griffin, two of our principals and our two largest shareholders, who collectively own approximately 87% of our outstanding voting securities.  All related party loans for the fiscal years ending December 31, 2009 and December 31, 2008 have been disclosed in Item 7 and all such loans are payable to Great Western.

During fiscal year ending December 31, 2009, the largest aggregate amount of principal outstanding was as follows for each related Party:  Joshua Griffin, $303,512; Shane Griffin $303,512; Great Western $599,106.

$200,000 of the indebtedness for each of Joshua A. Griffin and R. Shane Griffin was loaned to Red Foxx Solutions, LLC for the purpose of entering into the consulting services agreement with SCS Consulting Services, Inc. described in Item 1.  All other indebtedness was loaned to Red Foxx or to the Company for working capital.  More specifically, the Company’s business purpose for requesting and receiving advances from Great Western has been to meet the cash demands of the Company.  When the Company has experienced a cash shortfall, it has requested that Great Western advance the Company the funds to meet the immediate cash demands of the Company.  These cash demands include funds required to make payroll, to make lease payments, to pay invoices, and to cover typical

August 25, 2010

operating expenses of the Company.  For all advances by Great Western, as described in Item 7 under the subheading “Transactions with Related Persons,” we expense these amounts and record a liability for the amount owed resulting in a payable to Great Western, which is in effect a loan from Great Western to the Company.

Great Western continued to advance funds to the Company during the first quarter of 2010, reflected in an increase in the balance of the accounts payable to related parties resulting in a March 31, 2010 balance of $93,128, an increase of $45,389 from the December 31, 2009, balance. This is non-interest bearing and due on demand.

This information has been added to Item 7.

Comment No. 4.  We note your response to comment 18 in our letter dated June 15, 2010.  However the merger agreement was also a related party transaction and should be described in this section. SCS appears to be a related party because it beneficially owns more than five percent of the company, as indicated in the shareholder table under Item 4. Security Ownership of Certain Beneficial Owners and Management.  See Item 404(d) and the instructions to Item 404(a) of Regulation S-K.  Therefore, please revise this section to describe the merger transaction and the SCS consulting agreement.

Response:  We have added the information required by Item 404 under Item 7, and we have also referenced the discussion of the Merger and the SCS Consulting Agreement under Item 1 for additional information.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/st